First Canadian Place

100 King Street West, Suite 5700

Toronto, Ontario  M5X 1K7  Canada

September 19, 2011

Office of the Chief Accountant

SECPS Letter File

Mail Stop 9-5

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Portlogic Systems Inc.

Commission File No. 333-151434

File No. 001-34905

We apologize for our delay in responding to your comment letter dated June 24, 2011. Please see our response below to your comment letters dated June 24, 2011 and September 8, 2011:

Form 10-Q for the Quarter Ended February 28, 2011

Fair Value Measurements, Page 14

1.

We note your response to prior comment 1 and have the following comments. Clarify whether you have elected to measure your financial assets and liabilities using the amortized cost basis or the fair value option method. Tell us how you determined that the fair value of your financial assets and liabilities approximate their carrying values due to their short-term maturities. In addition, explain in greater detail why you believe that your loan receivable, notes payable and convertible loan should be categorized as Level 2 within the fair value hierarchy. That is, tell us why you believe the inputs used to determine fair value are observable either directly or indirectly.

We have elected to measure our financial assets and liabilities using the fair value option method.

In accordance to ASC 820-10-35 (47-51), we have determined that the fair value of our financial assets and liabilities approximate their carrying values as they have specified contractual terms and inputs other than quoted prices that are observable. These include: Interest rates and yield curves, bank prime rates, volatilities, prepayment speeds, loss severities, credit risks, default rates. As such, we have categorized our loan receivable, notes payable and convertible loan as Level 2 within the fair value hierarchy. Please find details for each as below:

Loan receivable – has been valued using models developed by the respective borrower as well as models developed internally by the Company that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data) and thus are classified within Level 2 of the valuation hierarchy. The loan receivable has a specified contractual term.

Notes payable – have been measured at fair value at each reporting period with gains and losses recognized in current earnings.  The observable input of bank prime rate (plus 2% interest) is used by the Company as well as by the respective counterparties. The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. Observable market data includes interest rates, yield curves and other items that allow value. The notes payable have fixed maturities.

Convertible loan – has a specified contractual term. This derivative is valued using readily available market interest rate data and quoted market price of Common Shares.

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact me directly.

PORTLOGIC SYSTEMS INC.

/s/ Jueane Thiessen

Jueane Thiessen

Principal Executive Officer

Email: jueane@portlogicsystems.com